Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 005-53289

Press Release

FIAT INDUSTRIAL CONVENES THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING FOR THE APPROVAL OF THE STRATEGIC COMBINATION WITH CNH GLOBAL N.V.

Today the Chairman of the Company, vested with the relevant authority pursuant a Board of Directors’ resolution, resolved to convene on the 9th of July (on single call) an Extraordinary General Meeting of shareholders to vote on the cross-border merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V., a wholly-owned subsidiary of Fiat Industrial incorporated in the Netherlands (NewCo), and the related resolutions. Record date to participate at the Extraordinary General Meeting will be June 28.

Exor previously announced that it will vote in favor of the merger.

Also today CNH Global N.V. convened an extraordinary shareholders’ meeting of CNH Global N.V. to vote on the proposal of merger of CNH Global N.V. with and into NewCo. Fiat Industrial, as shareholder of approximately 87% of CNH Global N.V., will vote in favor of the merger. The CNH Global N.V. extraordinary shareholders’ meeting is scheduled for July 23, 2013.

If approved by the two extraordinary shareholders meetings and subject to the other conditions provided for in the Merger Agreement dated November 25, 2012, the proposals will cause the merger of both Fiat Industrial and CNH Global into NewCo. In the merger, Fiat Industrial shareholders will receive one NewCo common share for each Fiat Industrial ordinary share and CNH shareholders will receive 3.828 NewCo common shares for each CNH common share.

The NewCo common shares will be listed on the New York Stock Exchange and, shortly after the closing of the merger, on the Mercato Telematico Azionario managed by Borsa Italiana.

Should the proposed merger of Fiat Industrial into NewCo obtain the approval of the extraordinary shareholders meeting, holders of Fiat Industrial shares who did not vote in favor of the merger (i.e, holders who did not attend the meeting or voted against the proposed resolution or abstained) will be entitled, pursuant to article 2437-quater of the Italian Civil Code, to exercise their withdrawal rights for a fifteen-day period following the registration of such resolutions with the Companies Register of Turin. Notice of that filing will be published on the Company’s website, www.fiatindustrial.com. The consideration to be paid to the withdrawing shareholders for each Fiat Industrial share they hold, shall be equal to the average closing price published by Borsa Italiana for the six months prior to the date of publication of the official notice of Fiat Industrial’s extraordinary shareholders meeting. Such official notice will be published on the Company website and on a daily newspaper on June 5.

Fiat Industrial S.p.A.
Via Nizza 250, 10126 Torino
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com
www.fiatindustrial.com

The withdrawal right is subject to completion of the merger, which is in turn subject to certain conditions precedent provided for in the Merger Agreement being met, including the aggregate cash amount required to be paid to withdrawing shareholders pursuant to article 2437-quater of the Italian Civil Code and to creditors for their opposition rights under Italian law not exceeding Euro 325 million in the aggregate.

Upon completion of the merger, shareholders participating in the two extraordinary shareholders meetings, including those attending via proxy, will be entitled to receive one additional special voting share for each common share of NewCo they will receive upon the effectiveness of the merger, provided that they hold continuously from the record date of the two extraordinary shareholders meetings the Fiat Industrial or CNH Global shares they have registered for attendance to such shareholders meetings.

The requirements for being eligible to receive special voting shares will be indicated in more detail on the website of Fiat Industrial and the Information Memorandum (Documento Informativo), which will be available on the Company’s website pursuant to applicable laws and regulations.

The Report of Directors on the proposed cross-border merger, together with the motion for approval and other related documents, are available at the Company’s registered office and in the appropriate section of the Company’s website.

Further details on the Company’s extraordinary shareholders meeting will be included in the above-mentioned official notice to shareholders.

Turin, 4 June 2013

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them.  All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward- looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.